LETTER OF CONSENT

Glenn Miller, MAusIMM
Mine Technical Superintendent, Stawell Gold Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation, which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Stawell Gold Mine, Victoria Australia " dated March 28, 2008 (the "Technical Report") in the Form 40-F of Northgate Minerals Corporation dated March 28, 2008 (including all exhibits, the "Annual Report").

I also consent to the incorporation of the references to my name and the use of the Technical Report in the AIF, which are included in the Annual Report .

/s/ Glenn Miller
Glenn Miller
Mine Technical Superintendent, Stawell Gold Mine
Northgate Minerals Corporation
March 28, 2008